Loeb & Loeb LLP 901 New York Avenue, N.W. Washington, D.C. 20001 345 Park Avenue New York, NY 10154	Main 202.618.5000 Fax 202.217.2554 Main 212.407.4000 Fax 212.407.4990

February 3, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Katharine Garrett

Robert Klein

John Stickel

Susan Block

Re:	Rainbow Capital Holdings Limited

Amendment No. 1

Draft Registration Statement on Form F-1

Submitted January 16, 2025

CIK No. 0002046919

Dear Messrs. Garrett, Klein, Stickel, and Block:

On behalf of our client, Rainbow Capital Holdings Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated January 31, 2025 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form F-1 (the “F-1”). Contemporaneously, we are filing the Amendment No. 2 to the Draft Registration Statement on Form F-1 via Edgar (the “Amendment No. 2”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 2, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1.	We note your response to prior comment 13. Please disclose in the prospectus summary that your company currently consists of 8 employees, comprising of 2 management and compliance personnel and 6 project execution staff.

Response: The Company has revised the disclosure on page 2 of the Amendment No. 2 in response to this comment.

Los Angeles    New York     Chicago     Nashville     Washington, DC     San Francisco     Beijing     Hong Kong     www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission February 3, 2025 Page 2

Consolidated Statements of Cash Flows, page F-6

2.	We note your response to prior comment 21 and your reclassification of the HK$11,825,000 “Amount due from directors” to the financing activities of your consolidated statements of cash flow. Please tell us whether this line item, which you describe on pg. F-26 as a dividend to settle the amount due from directors, was a cash or non-cash transaction. Further, please revise your label for this line item on the statements of cash flows to more clearly describe the nature of this amount.

Response: The Company respectfully submits that the dividend of HK$11,825,000 to settle the amount due from directors was a non-cash transaction. In the consolidated statements of cash flows on page F-6 of the Amendment No. 2, the items named “Advance to directors” and “Repayment by a director” under cash flows from financing activities represented actual cash flows between Rainbow Capital and its directors (i.e. the shareholders). For the change in the amount due from directors under cash flows from operating activities, it mainly represented payments by the directors on behalf of Rainbow Capital in the ordinary and usual course of business of Rainbow Capital.

Given “Advance to directors” represented payments or distributions to owners, it and therefore its repayment should be classified as cash flows from financing activities under ASC 230-10-45-15.

Given the change in the amount due from directors represented cash flows in the ordinary and usual course of business and do not stem from transactions defined as investing or financing activities, it should be classified as cash flows from operating activities under ASC 230-10-45-17.

The Company has revised the disclosure on pages F-6, F-26, 55 and 56 of the Amendment No. 2 in response to this comment.

3.	We note the change in the statement of cash flows, included in this amendment, to reclassify the amount due from directors from operating to financing activities. Please tell us your consideration to label the financial statements as restated, with accompanying explanatory footnotes, along with an updated audit opinion reflecting the restatement.

Response: In response to the Staff’s comment, the Company has considered the implication of the reclassification of the amount due form directors from operating to financing activities (the “Reclassification”) under ASC 250 Accounting Changes and Error Corrections and SAB 99 Materiality.

United States Securities and Exchange Commission February 3, 2025 Page 3

The Company considered that the Reclassification did not have a material impact to the Company’s financial statements and therefore did not label the financial statements as restated, after taking into account the following:

(i)	the Reclassification did not involve any change in accounting estimates or change in accounting principles;

(ii)	the Reclassification was considered as a change in presentation only;

(iii)	the Reclassification did not have any impact on the consolidated balance sheets, the consoldiated income statements and the consolidated statements of changes in shareholders’ equity, i.e. it does not have any impact on, among other things, the net profit of the Group for the two years ended September 30, 2023 and 2024 as well as the cash balances and amount due from directors of the Group as of September 30, 2023 and 2024), and was therefore considered immaterial; and

(iv)	based on the above points (i) to (iii), the Reclassification would not be viewed by a reasonable investor as having significantly altered the total mix of information made available to it to make an informed decision, and was therefore considered to have an immaterial impact to the Company’s financial statements.

The Company has revised the disclosure on page F-2, F-6 and F-18 of the Amendment No. 2 in response to this comment.

4.	We note you present net cash used in financing activities in the amount of “(1,3,024,205)” for the year ended September 30, 2024. Please revise to correct this typographical error.

Response: The Company has revised the disclosure on page F-6 of the Amendment No. 2 in response to this comment.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-13

5.	We note your response to prior comment 23 and your revised disclosure on pages F-14 and F-15. Please tell us, and revise your accounting policy disclosure as necessary to clarify, the following:

●	For your IPO sponsorship services, we note your disclosure that “There are generally several performance obligations . . .” and that “The entire service fee of listing sponsorship services is allocated to a single performance obligation.” Further, your disclosure on page F-14 notes that “The fees received upon signing the contract and other installments are recognized based on the point in time upon different stages such as (i) the submission of listing application to the Hong Kong Stock Exchange; (ii) the holding of first listing hearing by the listing committee of the Hong Kong Stock Exchange; and (iii) the successful listing on the Main Board or GEM of the Hong Kong Stock Exchange.” Please clarify whether there are several performance obligations or a single performance obligation for your IPO sponsorship services, and revise your disclosure for consistency.

United States Securities and Exchange Commission February 3, 2025 Page 4

Response: The Company has revised the disclosure on page F-14 of the Amendment No. 2 in response to this comment, in which “The entire service fee of listing sponsorship services is allocated to a single performance obligation.” has been removed.

●	For your financial advisory services, your disclosure on page F-15 discusses that “the entire transaction prices of financial advisory services are generally allocated to a single performance obligation” and that “Revenue from upfront payment and other installments is recognized based on the point in time either (i) at the time of completion; or (ii) lapse of contracts.” However, your revised disclosure also states that there are generally two performance obligations and identifies that the two performance obligations are 1) the submission of the listing application and 2) the listing on the exchange. Please clarify whether there are one or two performance obligations for your financial advisory services, and revise your disclosure for consistency.

Response: For the Company’s financial advisory services to (i) listed companies in Hong Kong as well as their shareholders and investors; and (ii) corporate and financial buyers, the entire transaction prices of financial advisory services are generally allocated to a single performance obligation. On the other hand, for the Company’s financial advisory services to clients pursuing listing on the Nasdaq, there are generally two performance obligations. The Company has revised the disclosure on page F-15 of the Amendment No. 2 in response to this comment.

Note 8 – Related Party Transactions and Balances, page F-23

6.	We note your disclosure on page 40 stating that Rainbow Capital declared a dividend, on July 26, 2024, in the aggregate amount of HK$11,825,000 (approximately US$1,522,016) to Mr. Choi and Mr. Leung, the then shareholders of Rainbow Capital for the purpose of settling the amounts due from them for the same amount. However, we also note that the change in the balance of amounts due from directors increased from HK$17,401,659 to HK$18,444,864 from September 30, 2023 to September 30, 2024. Please provide us with a rollforward explaining the change in the amounts due from directors from September 30, 2023 to September 30, 2024, including showing how the dividend is reflected.

Response: The Company has revised the disclosure on page 57 of the Amendment No. 2 in response to this comment.

United States Securities and Exchange Commission February 3, 2025 Page 5

Note 11 – Earning Per Shares, page F-25

7.	We note that your weighted average number of ordinary shares outstanding for purposes of earnings per share calculations is 16,500,000, which appears to include both Class A and Class B ordinary shares. Please revise your filing to clearly disclose that the earnings per share amounts reflect both classes of your ordinary shares, as well as a description of the facts and circumstances (e.g., whether the classes share equally in dividends and residual net assets on a per share basis) supporting your presentation.

Response: The Company has revised the disclosure on page F-25 of the Amendment No. 2 in response to this comment.

Please call me at 212-407-4063 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alex Weniger-Araujo, Esq.
Alex Weniger-Araujo, Esq.
Partner

cc: Larry Choi, Chief Executive Officer of Rainbow Capital Holdings Limited